UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 1-10582
CUSIP NUMBER 68557N 103

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	October 2, 2016
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Orbital ATK, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

45101 Warp Drive
Address of Principal Executive Office (Street and Number)

Dulles, Virginia 20166
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Orbital ATK, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended October 2, 2016 within the prescribed time period without unreasonable effort or expense because of the circumstances described below.

As reported in the Company’s Item 4.02(a) Current Report on Form 8-K filed on November 3, 2016, the Audit Committee of the Board of Directors of the Company, after considering the recommendation of management, concluded on November 1, 2016 that the Company’s previously issued financial statements for the fiscal year ended March 31, 2013 (“fiscal 2013”) and the fiscal year ended March 31, 2014 (“fiscal 2014”), the quarters in fiscal 2013 and fiscal 2014, and related reports of independent registered public accounting firm thereon, should no longer be relied upon as a result of the misstatements described in that report.  This follows the Company’s disclosure in its Current Report on Form 8-K dated August 10, 2016 that the Company’s previously issued financial statements for the fiscal year ended March 31, 2015 (“fiscal 2015”), the nine-month transition period ended December 31, 2015 (“2015 transition period”), the quarters in fiscal 2015 and the 2015 transition period, and the quarter ended April 3, 2016, and related reports of independent registered public accounting firms thereon, should no longer be relied upon.  The Company expects to restate (the “Restatement”) the financial statements for all of these periods (the “Restated Periods”) except for the quarter ended April 3, 2016 in an amendment to its Transition Report on Form 10-K for the transition period ending December 31, 2015.  The Company will restate the financial statements for the quarter ended April 3, 2016 in an amendment to its Form 10-Q for such period.  An explanation of the underlying cause of the Restatement is included in the above referenced Current Reports on Form 8-K.

The Company expects to file the amended reports to reflect the Restatement and the Quarterly Reports on Form 10-Q for the quarters ended July 3, 2016 and October 2, 2016 with the Securities and Exchange Commission (the “SEC”) as soon as reasonably practicable.  The Company believes that the misstatements that caused the Restatement indicate the existence of one or more material weaknesses in its internal control over financial reporting and disclosure controls and procedures during the Restated Periods.  The Company has already begun to remediate these material weaknesses.  The Company will report those material weaknesses and its remediation efforts in its amended reports and in its Quarterly Reports on Form 10-Q for the quarters ended July 3, 2016 and October 2, 2016.

The Company is continuing to evaluate the matters described in the above referenced Current Reports on Form 8-K with the assistance of outside professionals.  In view of the ongoing work in this regard, the Company will not file its quarterly report for the quarter ended October 2, 2016 by November 21, 2016, which is the deadline for the extended filing period pursuant to Rule 12b-25.  The Company has not yet filed its Quarterly Report on Form 10-Q for the quarter ended July 2, 2016.

Forward Looking Statements

Certain matters discussed in this filing constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current beliefs, assumptions and expectations regarding future events, which in turn are based on information currently available to management. Such forward-looking statements include statements regarding materiality or significance, the quantitative effects of the restated and other financial statements, and the timing of the filing of the Company’s second and third quarter 2016 Forms 10-Q and the amended Form 10-K and any other reports that will include the Restatement. The Company cautions you not to place undue reliance on any such forward-looking statements. Several factors could cause actual results, as well as the Company’s expectations regarding materiality or significance, the Restatement’s quantitative effects, and the effectiveness of the Company’s internal control over financial reporting and disclosure controls and procedures, to differ materially from those expressed in or contemplated by the forward-looking statements. Such factors include, but are not limited to, the fact that the Company is continuing to review the misstatements and other matters described above and the Company’s analysis is still preliminary, the risk that additional information may arise or different conclusions are reached prior to the expected filing with the SEC of the contemplated filings, the preparation of the Company’s restated financial statements or other subsequent events that would require us to make additional adjustments, as well as inherent limitations in internal controls over financial reporting.  Other risk factors affecting the Company are discussed in detail in the Company’s filings with the SEC, including its Annual Reports on Form 10-K. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Garrett E. Pierce	703	406-5000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☐ No*

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

* As noted above, the Company is continuing to work to complete the Restatement and the filings for the Restated Periods. Because the Restated Periods will include the quarter ended October 4, 2015, the Company is unable to definitively state at this time whether any significant change in results of operations from the corresponding period for the last fiscal year will be included in the Company’s Quarterly Report on Form 10-Q for the quarter ended October 2, 2016.

Orbital ATK, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 3, 2016	By	/s/ Garrett E. Pierce
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).